Putnam Investments
One Post Office Square
Boston, MA 02109
March 28, 2017

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Jaea Hahn and Jeffrey Long

Re:	Comments on Registration Statement on Form N-14 (File No. 333-215840), filed with the Securities and Exchange Commission (the “Commission”) on January 31, 2017 (the
“Registration Statement”), of Putnam Tax Exempt Income Fund (the “Fund”)

Dear Ms. Hahn and Mr. Long:

This letter responds to the comments that you provided telephonically to representatives of Putnam Investment Management, LLC (“Putnam Management”) on behalf of the staff of the Commission (the “Commission Staff”) on February 15, 2017 and February 24, 2017 regarding the Registration Statement. The Registration Statement relates to the mergers of Putnam Arizona Tax Exempt Income Fund (the “Arizona Fund”) and Putnam Michigan Tax Exempt Income Fund (the “Michigan Fund”) with and into the Fund (the Arizona Fund, Michigan Fund and the Fund are referred to as the “funds”). For convenience of reference, I have summarized each of the Commission Staff’s comments before the Fund’s response.

General Comments

1. Comment: The Registration Statement must be finalized with all brackets removed and all material information provided.

Response: The Fund will revise the Registration Statement to provide all material information and to remove all brackets.

2. Comment: Please confirm that an auditor’s consent will be included with a pre-effective amendment filing.

Response: We confirm that an auditor’s consent will be filed with the pre-effective amendment filing.

3. Comment: In light of the Arizona Fund’s and Michigan Fund’s focus on investments that are exempt from state personal income taxes, please confirm that a shareholder vote is not required to merge either the Arizona Fund or the Michigan Fund into the Fund, which does not focus on investments that are exempt from state personal income taxes.

Response: The pre-effective amendment filing will reflect that we will be undertaking a proxy solicitation for each merger requesting shareholder approval from Arizona Fund and the Michigan Fund shareholders, respectively.

Prospectus

4. Comment: Please disclose each fund’s net assets and inception date in the section “Questions and Answers Regarding the Mergers.”

Response: The requested information will be included in Question 3 in the section “Questions and Answers Regarding the Mergers.”

5. Comment: Throughout the Registration Statement, there are references to the funds’ substantially similar investment strategies. Please clarify that there are differences between the funds’ investment strategies because the Arizona Fund and Michigan Fund invest mainly in securities that are exempt from state personal income tax.

Response: The Fund will revise the Registration Statement to clarify that while the investment strategies are substantially similar in that the funds all invest in bonds that pay interest that is exempt from federal income tax, are investment-grade in quality and have intermediate- to long-term maturities, the Arizona Fund and Michigan Fund invest mainly in securities that are exempt from Arizona and Michigan (respectively) state personal income tax.

6. Comment: In the section “Questions and Answers Regarding the Mergers,” please provide additional information regarding any portfolio realignment that is expected to take place before or after either merger. In Question 5, if the extent of portfolio realignment is known, please disclose that information, as well as any estimated brokerage costs, if available. In Question 8, please include any tax consequences or capital gains that will result from the portfolio realignment. Please confirm supplementally that the Fund is permitted to hold securities that are exempt from Arizona or Michigan personal income tax.

Response: As described in the Registration Statement, Putnam Management currently expects that the Arizona Fund and the Michigan Fund may make dispositions of certain portfolio holdings before the mergers. Supplementally, we note that the portfolio managers currently estimate that they may sell approximately 22% of the Arizona Fund’s and 15% of the Michigan Fund’s current portfolio securities before the mergers. However, it is possible that the combined fund’s portfolio managers could deem it appropriate in their discretion to combine the funds’ portfolios, without disposing of any securities of the Arizona Fund or the Michigan Fund, or that they may dispose of additional Arizona Fund or Michigan Fund securities.

In light of the uncertainty regarding the extent of the portfolio realignment of the Arizona Fund and the Michigan Fund prior to the mergers, we have determined not to include an estimated percentage in the Registration Statement.

The Fund will add disclosure to Question 9 in the section “Questions and Answers Regarding the Mergers” to explain that Putnam Management currently expects that the Arizona Fund and the Michigan Fund may make dispositions of certain portfolio holdings before the merger and that any such dispositions would result in brokerage commissions and other transaction costs, and may result in the realization of capital gains that would be distributed to shareholders as taxable distributions.

The Fund confirms, supplementally, that the Fund is permitted to hold securities that are exempt from Arizona or Michigan personal state income tax.

7. Comment: In Question 9 in the section “Questions and Answers Regarding the Mergers,” please clarify the disclosure related to the accelerated tax distributions and explain what impact this distribution might have on shareholders.

Response: Question 9 will be revised to clarify that each merger will end the tax year of its target fund, and that any taxable distribution that shareholders would normally receive in connection with the target fund’s tax year-end will be received earlier in the year, shortly in advance of the merger. The Fund will clarify further that shareholders may also receive a taxable distribution of any income or gains of the surviving fund in connection with the end of the surviving fund’s tax year and will add that distributions received by shareholders in connection with the tax year-end of the applicable target fund or the Fund will only be taxable if they are paid to a taxable account.

8. Comment: In Question 9 in the section “Questions and Answers Regarding the Mergers,” please include disclosure explaining that the combined fund will generally not provide income that is exempt from Arizona or Michigan personal state income tax, as applicable.

Response: The Fund will add disclosure to Question 9 explaining that the combined fund will generally not provide income that is exempt from Arizona or Michigan personal state income tax, as applicable.

9. Comment: The Registration Statement states that the Michigan Fund has outstanding share certificates. Supplementally, please explain what share certificates are. In Question 10 in the section “Questions and Answers Regarding the Mergers,” please note that holders of certificated shares may be subject to different procedures for redeeming or exchanging shares.

Response: The Fund will revise Question 10 to include a reference to the section How to sell or exchange fund shares in the Registration Statement and in each fund’s prospectus, which explains the process for redeeming or exchanging certificated shares.

Supplementally, ownership of mutual fund shares, much like ownership of other securities, used to be commonly represented by a share certificate issued by the fund. The funds, and most other mutual funds, stopped issuing share certificates a number of years ago. As of the date of this letter, some shareholders, however, have not surrendered their share certificates and, as a result, the Michigan Fund currently has share certificates outstanding. As noted above, the prospectus for each fund contemplates the existence of outstanding share certificates and details the process for redeeming or exchanging certificated shares of the funds. Furthermore, the Registration Statement contains information in Question 8 in the section “Questions and Answers Regarding the Mergers” as to how Michigan Fund shareholders can begin the process of surrendering their share certificates.

10. Comment: With respect to Question 12 in the section “Questions and Answers Regarding the Mergers,” please supplementally state whether the costs of the mergers include any costs associated with portfolio realignment.

Response: The costs disclosed in Question 12 do not include any portfolio realignment costs. Portfolio realignment costs, including brokerage commissions, are difficult to estimate with any certainty, and as result, the Fund has determined not to include portfolio realignment costs in the discussion of costs of the mergers.

11. Comment: Supplementally, please explain why it is appropriate to allocate merger costs evenly between the target and surviving funds rather than basing the allocation on the net assets of each fund.

Response: As stated in the Registration Statement, because shareholders of each fund are expected to benefit from the merger based on several factors, Putnam Management believes that allocating the merger costs evenly between the funds (except for the cost of Commission registration fees, which will be allocated to the Fund) is a fair and objective manner of allocation. Furthermore, a majority of the expenses, including estimated legal and audit expenses, are set amounts based on the entire transactions and do not vary based on the net assets of the target and surviving funds.

12. Comment: Please consider including the payback period for the merger costs for each fund.

Response: The Fund respectfully declines to make a change in response to this comment. We note that Form N-14 does not require the inclusion of the payback period for merger costs.

13. Comment: Because the mergers are not contingent on one another, please confirm whether the pro forma combined expense ratios presented in the Annual Fund Operating Expenses table would be different if only one of the mergers was completed. If the pro forma combined expense ratios would be different, please disclose that in the Registration Statement.

Response: Because the Fund is so much larger than the Arizona Fund or the Michigan Fund, the pro forma expense ratios presented in the Annual Fund Operating Expenses table would not be different if only one of the mergers was competed.

14. Comment: Please confirm whether Putnam Management is permitted to recoup any fees waived in connection with any expense limitation agreement described in the Registration Statement. If recoupment is permitted, please disclose.

Response: Putnam Management is not permitted to recoup expenses waived in connection with the expense limitation agreements described in the Registration Statement.

15. Comment: Please confirm that the fees and expenses presented in the Annual Fund Operating Expenses table represent current fees in accordance with Item 3 of Form N-14.

Response: We confirm that the fees in the Annual Fund Operating Expenses table represent current fees in accordance with Item 3 of Form N-14.

16. Comment: Please update Appendix B to mirror the same disclosure that was filed recently in the post-effective amendment “template filing” of Putnam International Equity Fund.

Response: The requested changes will be made to the Registration Statement.

Statement of Additional Information

17. Comment: On page B-3 of the Statement of Additional Information, please add a “Net amount invested” column to the table describing Class A and Class M sales charges.

Response: The Fund has included a description of front-end sales loads and each breakpoint in the sales load, as a percentage of both the offering price and the net amount invested in the Fund’s prospectus, as required by Item 12 of Form N-1A. As a result, the Fund does not intend to restate the sales load as a percentage of the net amount invested in the Statement of Additional Information.

Part C

18. Comment: In the third paragraph of Item 15 in the Part C, please make the disclosure consistent with Rule 484 under the Securities Act of 1933, as amended.

Response: The requested change will be made to the Registration Statement.

I believe this letter addresses the Commission Staff’s comments. Should you have any further questions, please do not hesitate to call me at (617) 760-0044. Thank you for your assistance.

Very truly yours,

/s/ Caitlin E. Robinson

Caitlin E. Robinson
Counsel
Putnam Management

cc:	James E. Thomas, Esq., Ropes & Gray LLP
Peter T. Fariel, Putnam Investments